Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

General

We are currently authorized to issue up to 495,000,000 shares of common stock, of which 2,988,617 shares were issued and outstanding as of the date of this Annual Report, and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which none were issued and outstanding as of the date of this Annual Report. All of our issued and outstanding shares have been validly issued, fully paid and non-assessable.

Our bylaws permit the board of directors to issue the whole or any part of any unissued balance of the authorized capital stock. Our certificate of incorporation permits us to increase or decrease the number of authorized shares of common stock by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

The following description of our capital stock is intended as a summary only. We refer you to our Articles of Incorporation and Bylaws which have been filed as exhibits to this Annual Report, and to the applicable provisions of the Nevada Revised Statutes.

Common Stock

Our Articles of Incorporation authorizes 495,000,000 shares of common stock, par value $0.0001 per share.

On October 5, 2023, our 1-for-7 reverse stock split, became effective.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights, preemptive, conversion, redemption or subscription rights and there are no sinking fund provisions applicable to our common stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our common stock have the right under Section 78.590 of the Nevada Revised Statutes to a ratable portion of assets remaining after satisfaction in full of the prior rights of our creditors, all liabilities and the total liquidation preferences of any outstanding shares of preferred stock.

Dividends

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, or board, out of our assets which are legally available.

Preferred Stock

Our Articles of Incorporation authorizes 5,000,000 shares of preferred stock, par value $0.0001 per share. As of January 29, 2024, there were no shares of preferred stock outstanding. The board of directors is authorized to provide for the issuance of these unissued shares of preferred stock in one or more series, and to fix the number of shares and to determine the rights, preferences and privileges thereof.

Warrants and Options

In the last three years, we issued warrants to purchase an aggregate of 37,935 shares of common stock to investors and service providers, with exercise prices ranging from $0.35 to $96.25 per share, of which zero warrants were exercised and 18,713 were expired / forfeited, and granted options to purchase an aggregate of 6,015 shares of common stock to directors, officers, employees and service providers with exercise prices ranging from $7.00 to $10.50 per share, of which zero options were exercised and 6,015 options were forfeited.

Anti-Takeover Provisions

The provisions of Nevada Revised Statutes, our Articles of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaw Provisions

Our Articles of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

●	Board of directors’ vacancies. Our Articles of Incorporation provide that vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office, irrespective of whether there is a quorum. Additionally, the number of directors to serve on our board of directors is fixed solely and exclusively by resolution duly adopted by our board of directors. This would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Staggered Board. Our Articles of Incorporation provide that the board of directors shall be divided into three classes, Class I, Class II and Class III, with each class having as equal a number of members as reasonably possible, with staggered three-year terms. This could discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire.

●	Special meetings of stockholders. Our Articles of Incorporation and By-laws provide that special meetings of our stockholders may be called by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons.

●	No cumulative voting. Nevada Revised Statutes provide that a Nevada corporation may provide for cumulative voting.in the election of directors so long as certain procedures are followed. Our Articles of Incorporation do not provide for cumulative voting.

●	Amendment of Articles of Incorporation. Any amendment of our Articles of Incorporation require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class. Amendments to the Bylaws may be executed pursuant to a resolution by the board of directors pursuant to an affirmative vote of a majority of the directors then in office, or by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote.

●	Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock, which may be converted into large numbers of shares of common stock, would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

●	Nevada Business Combination Statute. We are subject to the “business combination” provisions of Nevada Revised Statutes. In general, Sections78.411 to 78.444 of the Nevada Revised Statutes prohibits a Nevada corporation with at least 200 stockholders from engaging in a business combination with an interested stockholder for a period of two years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within two years prior to the determination of interested stockholder status did own, 10% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

●	Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the state and federal courts of the State of Nevada are the sole and exclusive forums for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Nevada Revised Statutes, our Articles of Incorporation or our By-laws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation. The transfer agent and registrar’s address is 2901 N Dallas Parkway, Suite 380, Planto, Texas 75093. The transfer agent’s telephone number is (469)633-0101.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “NITO.”